General

1.
Ensure that you have updated the information in the S-1 as necessary. We note that on the cover page of the prospectus you provide the closing price of the common stock as of November 17, 2007, and on page 9 the information under the “Offering” is also listed as of November 17, 2007.

The closing price of our stock on the cover page of the prospectus has been updated to reflect $6.00 on April 23, 2008. The date on which the number of common stock shares issued and outstanding was 22,972,301 has been updated to April 23, 2008 on pages 9, 23, 33, and 34.

In addition, we have updated the section entitled, “Shares Eligible for Future Sale,” on page 34 to reflect the amended Rule 144, effective February 15, 2008. We have also updated the section entitled, “Holders” on page 67 to show that there were 95 stockholders as of December 31, 2007.

Executive Compensation

Summary Compensation Table, page 93

2.
We note that you made an equity award of 24,000 shares to Mr. Ku. Please state when that award was made. If it was awarded in 2007, please add the award to the Summary Compensation Table, and provide an “Outstanding Equity Awards at the Fiscal Year End Table” as required by Item 402(p) of Regulation S-K.

The equity award of 24,000 shares has not yet been awarded to Mr. Ku. On page 94 of the Form S-1/A, we stated that Mr. Ku will be awarded a common stock award of 24,000 shares “upon the successful listing of our shares on a stock exchange.” Since our shares have not yet been successfully listed on a stock exchange, we do not believe it is necessary to list this award on the Summary Compensation Table, nor to provide an “Outstanding Equity Awards at the Fiscal Year End Table,” as required by Item 402(p) of Regulation S-K.

Exhibit 23.1

3.	Please provide updated consents from both of your audit firms.

We have filed updated consent letters from Zhong Yi (Hong Kong) C.P.A., Ltd. and Cordovano & Honeck, LLP, dated April 23, 2008 as Exhibit 23.1 and Exhibit 23.3, respectively. Please see Item 16 Exhibits and Financial Statement Schedules, on page 104. We have also provided you with courtesy copies of these consent letters.